                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of FEBRUARY, 2001
                                         --------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  AMVESCAP PLC REPORTS RECORD RESULTS FOR
                                YEAR ENDED DECEMBER 31 2000

[AMVESCAP LOGO APPEARS HERE]
AMVESCAP                                             PRESS RELEASE

CONTACTS:        ROBERT F. MCCULLOUGH                ANGUS MAITLAND
                 Chief Financial Officer             The Maitland Consultancy
                 404-724-4251                        (44) 0207-379-5151
                 (44) 0207-626-3434

      AMVESCAP PLC REPORTS RECORD RESULTS FOR YEAR ENDED DECEMBER 31, 2000

LONDON, FEBRUARY 6, 2001 - AMVESCAP reported that profit before tax, exceptional item and goodwill amortization increased 73% to (pound sterling)
554.5 million ($826.2 million) from (pound sterling)319.8 million ($518.1 million) in 1999. Diluted earnings per share before exceptional item and goodwill amortization increased 62% to 53.0p for the 2000 year (1999: 32.7p). Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached (pound sterling)659.7 million ($983.0 million) for 2000, compared to (pound sterling)431.1 million ($698.4 million) for the 1999 period. Revenues amounted to (pound sterling)1,628.7 million ($2,426.8 million) compared to (pound sterling)1,072.4 million ($1,737.3 million) in 1999 (NYSE: AVZ).


  ------------------------------------------------------ -----------------------------------------------------------------------
                                                                                 RESULTS FOR YEAR ENDED
                                                         2000                       1999               2000+           1999+
                                                   ---------------            ---------------      --------------  --------------
  REVENUES                                   (pound sterling) 1,628.7M   (pound sterling) 1,072.4M     $2,426.8M       $1,737.3M
  PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND
    GOODWILL AMORTIZATION                    (pound sterling)   554.5M   (pound sterling)   319.8M       $826.2M         $518.1M
  EARNINGS PER ORDINARY SHARE BEFORE
  GOODWILL AMORTIZATION:
     --BASIC                                                     50.9P                       34.0P         $1.52*          $1.10*
     --DILUTED                                                   48.4P                       32.7P         $1.44*          $1.06*
  EARNINGS PER ORDINARY SHARE BEFORE
  EXCEPTIONAL ITEM AND GOODWILL AMORTIZATION:
     --BASIC                                                      55.7P                      34.0P         $1.66*          $1.10*
     --DILUTED                                                    53.0P                      32.7P         $1.58*          $1.06*
  DIVIDENDS PER SHARE                                             10.0P                       9.0P         $0.30*          $0.29*
  ------------------------------------------------------ --------------- -- --------------- -- -------------- --- --------------

* Per American Depository Share equivalent to 2 ordinary shares.
+ For the convenience of the reader, pounds sterling for the year ending December 31, 2000 have been translated to US dollars using $1.49 per (pound sterling)1.00 (1999: $1.62 per (pound sterling)1.00).

"2000 stands out as a year of significant accomplishments for AMVESCAP by every measure, not withstanding the sharp declines in global market levels in the fourth quarter," said Executive Chairman Charles W. Brady. "We reached record financial results and gained greater scale in key markets, aided by increases in business volumes and a strong demand for our products and services. Through organic business-building and key acquisitions, AMVESCAP increased the strength of our franchise, expanded our range of products and services for clients, and further raised the visibility of our powerful primary brands, AIM and INVESCO. We remain guided by our mission of helping people worldwide build their financial security."

Profit before tax, exceptional item and goodwill amortization for the fourth quarter of 2000 increased 58% to (pound sterling)139.5 million ($207.9 million). Diluted earnings per share before exceptional item and goodwill amortization increased 35% to 12.4p (1999: 9.2p) for the quarter. Revenues amounted to (pound sterling)428.5 million ($638.5 million) compared to (pound sterling)295.7 million ($479.0 million) in 1999.

The Company completed the acquisition of Trimark Financial Corporation on August 1, 2000. Consideration for this purchase amounted to approximately (pound sterling)1.2 billion, including transaction costs, and was satisfied by the payment of (pound sterling)332 million in cash, the issuance of 26.4 million ordinary shares or shares exchangeable for ordinary shares and (pound sterling)574 million in Equity Subordinated Debentures (ESD's). The 2000 results include the Trimark business from August 1, 2000.

The Company also acquired Perpetual plc, a leading UK retail fund manager in December 2000. This acquisition was recorded as of December 31, 2000 and was valued at approximately (pound sterling)1.0 billion, including transaction costs, and was completed by the issuance of 60.1 million ordinary shares, payment of (pound sterling)171.4 million in cash and the issuance of (pound sterling)128.9 million in loan notes due in 2005. Perpetual results will be included beginning January 1, 2001.

These acquisitions are being integrated with our existing businesses at a combined cost of (pound sterling)43.8 million. These activities include combining office locations, consolidating back office and administrative activities and processes and bringing technology onto common platforms. Such costs have been reflected as an exceptional charge in the 2000 accounts.

Funds under management totaled $402.6 billion ((pound sterling)270.2 billion) at December 31, 2000, an increase of $45.2 billion over December 31, 1999. Net new business amounted to $35.4 billion during the year of 2000 (including $5.1 billion for the fourth quarter). The Trimark and Perpetual acquisitions added $34.1 billion of funds under management at dates of acquisition. Average funds under management amounted to $394.7 billion for the fourth quarter compared to $406.2 billion for the previous quarter and $323.6 for the fourth quarter of 1999.

The Board has recommended a final dividend of 6.0p resulting in a total dividend of 10.0p for 2000 (1999: 9.0p). This is an increase of 11% over the prior year and the eighth consecutive year that the dividend has been increased. This dividend, if approved by the shareholders at the Annual General Meeting in April, will be paid on May 3, 2001 to shareholders on the register on March 30, 2001. The ex-dividend date for the dividend will be March 28, 2001.

THE YEAR IN REVIEW
"In a year of extremely volatile markets, we continued to distinguish ourselves as a leading independent asset manager with a clear focus on investment performance, distribution, a diversified product line, and world-class customer service," said Mr. Brady. "The Trimark and Perpetual acquisitions have given us leading positions in the retail sectors of two of the world's most important capital markets. We remain well positioned for the future."

MANAGED PRODUCTS
The Managed Products group produced another year of record performance, with revenues up 65% to (pound sterling)1,064.5 million and operating profits of (pound sterling)513.0 million, a 78% increase over 1999. Net new business totaled $33.4 billion for this group in 2000, up from $11 billion in 1999. This group has achieved net new business flows for 17 consecutive quarters, reflecting the strength of the AIM and INVESCO brands coupled with excellent investment performance. The acquisition of Trimark created Canada's second largest mutual fund company with a broad range of products and distribution channels. Both AIM and INVESCO were again recognized with the industry's highest client service award.

US INSTITUTIONAL
This group has undergone a period of restructuring which, coupled with a difficult period for value investment managers, has resulted in a reduced level of operating profits and revenues. Changes in personnel during 2000 account for the (pound sterling)8.0 million exceptional item recorded in the year. This period of change is drawing to a close which should lead to improved operating results in 2001 and beyond. Marketing activity for this group as a whole continues to be very strong, with $13.7 billion in new gross sales in the year. We continue to benefit from one of the industry's broadest range of products, including our recently developed global balanced product, and we are attracting non-US institutions to our structured US equity products. Our alternative asset products group successfully brought new private equity and secured loan products to the market during a challenging period.

INVESCO GLOBAL
The Perpetual acquisition was the final highlight to a year of significant achievement for INVESCO Global. This business leveraged its infrastructure, resulting in operating profits of (pound sterling)90.0 million ($134.1 million) in 2000, an increase of 82% over 1999, and a record operating margin of 28% for the year. Funds under management stood at $73.0 billion at December 31, 2000, compared to $57.2 billion at the end of the prior year. This 28% increase was due to record gross sales of $31.2 billion experienced across the business coupled with the strength in the markets. The business in Continental Europe doubled during 2000, and Asia saw net sales grow by over 60% from 1999 levels. INVESCO's presence in the UK markets and in the offshore product range also reached record levels due to strong investment performance and marketing successes. The acquisition of County Investment Management, which was completed on January 31, 2001, will expand our position in Australia, one of the world's fastest growing pension markets.

INVESCO RETIREMENT
The year ended strong with increases in net sales of $5 billion, a 52% increase, which brought assets under administration to $27.6 billion for all distribution channels, a 17% increase over 1999. The number of plans under administration grew by 38% and the number of plan participants rose to 381,000. Internationally, we launched products in Hong Kong's state-sponsored pension system and entered the UK defined contribution market.

OUTLOOK
"The strong performance in 2000 supports our optimism for the future and belief that AMVESCAP is well positioned for continued growth and financial success, though continued pressure on global equity markets may constrain our short-term growth rates," said Mr. Brady. "We recognize that, as always, we must be prepared to adjust expenses quickly to remain in line with revenues that fluctuate with market levels. Going forward, we remain focused on investment performance and customer service, the cornerstones of our business that ultimately build value for shareholders."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 140 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 6, 2001 at 9:30 am Eastern Time, by dialing one of the following numbers: 888-201-4990 for US callers or 312-470-0009 for international callers. An audio replay of the conference call will be available until Friday, February 9, 2001 at 5:00 pm Eastern Time by calling 800-839-4175 for US callers or 402-998-1674 for international callers and providing code 6590575.

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)


                                                                   YEAR ENDED DECEMBER 31,
                              --------------------------------------------------------------------------------------------------
                                                                2000
                              --------------------------------------------------------------------
                                 ORDINARY                   EXCEPTIONAL
                                ACTIVITIES                     ITEM                    TOTAL                  1999
                              ---------------             ----------------        ---------------        ----------------
REVENUES                (pound sterling)1,628,662 (pound sterling)     --  (pound sterling)1,628,662  (pound sterling)1,072,350
OPERATING EXPENSES                     (1,039,751)                (51,804)                (1,091,555)                  (719,637)
                        ----------------------------------------------------------------------------  -------------------------
                                          588,911                 (51,804)                   537,107                    352,713
GOODWILL AMORTIZATION                     (56,417)                     --                    (56,417)                   (36,754)
                        ----------------------------------------------------------------------------  -------------------------
OPERATING PROFIT                          532,494                 (51,804)                   480,690                    315,959
INVESTMENT INCOME                          17,147                      --                     17,147                     11,809
INTEREST PAYABLE                          (51,604)                     --                    (51,604)                   (44,726)
                        ----------------------------------------------------------------------------  -------------------------
PROFIT BEFORE TAXATION                    498,037                 (51,804)                   446,233                    283,042
TAXATION                                 (176,870)                 19,167                   (157,703)                  (102,010)
                        ----------------------------------------------------------------------------  -------------------------

PROFIT AFTER TAXATION                     321,167                 (32,637)                   288,530                    181,032
DIVIDENDS                                 (75,827)                     --                    (75,827)                   (58,244)
                        ----------------------------------------------------------------------------  -------------------------
RETAINED PROFIT         (pound sterling)  245,340 (pound sterling)(32,637) (pound sterling)  212,703  (pound sterling)122,788
                        ----------------------------------------------------------------------------  -------------------------

EARNINGS PER ORDINARY
  SHARE BEFORE GOODWILL
   AMORTIZATION:
   ---BASIC                                 55.7P                  (4.8)P                      50.9P                      34.0P
   ---FULLY DILUTED                         53.0P                  (4.6)P                      48.4P                      32.7P
                        ----------------------------------------------------------------------------  -------------------------
EARNINGS PER ORDINARY
  SHARE:
   ---BASIC                                 47.4P                  (4.8)P                      42.6P                      28.3P
   ---FULLY DILUTED                         45.1P                  (4.6)P                      40.5P                      27.1P
                        ----------------------------------------------------------------------------  -------------------------

                                  AMVESCAP PLC
                              GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                                           DEC 31,                      DEC 31,
                                                                            2000                         1999
                                                                  -------------------------      -----------------------
FIXED ASSETS
  GOODWILL                                                        (pound sterling)2,375,542      (pound sterling)664,135
  INVESTMENTS                                                                       152,521                      128,921
  TANGIBLE ASSETS                                                                   203,341                      108,021
                                                                  -------------------------      -----------------------
                                                                                  2,731,404                      901,077
CURRENTS ASSETS
  DEBTORS                                                                           686,101                      550,343
  INVESTMENTS                                                                       114,671                       60,135
  CASH AT BANK AND IN HAND                                                          342,073                      189,732
                                                                  -------------------------      -----------------------
                                                                                  1,142,845                      800,210
CREDITORS:  AMOUNTS FALLING DUE WITHIN ONE YEAR                                    (764,068)                    (576,447)
                                                                  -------------------------      -----------------------
NET CURRENT ASSETS, EXCLUDING BANKING AND
  INSURANCE ACTIVITIES                                                              378,777                      223,763
                                                                  -------------------------      -----------------------

BANKING AND INSURANCE ACTIVITIES
  CASH                                                                               90,562                           --
  INVESTMENT HELD FOR SALE                                                            9,640                           --
  CUSTOMER AND COUNTERPARTY DEBTORS                                                 227,185                      125,513
  POLICYHOLDER DEBTORS                                                               94,122                           --
  CUSTOMER AND COUNTERPARTY CREDITORS                                              (315,935)                    (129,842)
  POLICYHOLDER CREDITORS                                                            (94,122)                          --
                                                                  -------------------------      -----------------------
                                                                                     11,452                       (4,329)

TOTAL ASSETS LESS CURRENT LIABILITIES                                             3,121,633                    1,120,511

LONG-TERM DEBT                                                                     (960,023)                    (659,120)
PROVISIONS FOR LIABILITIES AND CHARGES                                              (58,530)                     (24,730)
                                                                  -------------------------      -----------------------
NET ASSETS                                                                        2,103,080                      436,661
                                                                  =========================      =======================

CAPITAL AND RESERVES
  EXCHANGEABLE SHARES                                                               477,153                           --
  CALLED UP SHARE CAPITAL                                                           192,759                      168,617
  SHARE PREMIUM ACCOUNT                                                           1,488,933                      478,860
  PROFIT AND LOSS ACCOUNT                                                           593,420                      380,717
                                                                  -------------------------      -----------------------
                                                                                  2,752,265                    1,028,194
  OTHER RESERVES                                                                   (649,185)                    (591,533)
                                                                  -------------------------      -----------------------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                             (pound sterling)2,103,080      (pound sterling)436,661
                                                                  =========================      =======================

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                                  YEAR ENDED
                                                               --------------------------------------------------
                                                                        DEC 31,                   DEC 31,
                                                                         2000                      1999
                                                               -----------------------    -----------------------
OPERATING PROFIT                                               (pound sterling)480,690    (pound sterling)315,959
AMORTIZATION AND DEPRECIATION                                                  110,024                    103,295
CHANGE IN DEBTORS, CREDITORS AND OTHER                                          85,115                    (53,207)
                                                               -----------------------    -----------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                      675,829                    366,047
                                                               -----------------------    -----------------------

INTEREST PAID, NET OF INVESTMENT INCOME                                       (26,114)                    (31,025)
TAXATION                                                                     (115,758)                    (56,457)
CAPITAL EXPENDITURES, NET OF SALES                                            (62,115)                    (56,721)
NET (DISPOSALS) / PURCHASES OF FIXED ASSET INVESTMENTS                        (17,708)                      6,425
ACQUISITIONS                                                                 (182,595)                          -
DIVIDENDS PAID                                                                (63,562)                    (54,391)
NET (REPAYMENT) / INCURRENCE OF DEBT                                           75,806                    (106,744)
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                                   11,844                       2,947
                                                               -----------------------    -----------------------
INCREASE IN CASH AT BANK AND IN HAND                           (pound sterling)295,627    (pound sterling) 70,081
                                                               =======================    =======================

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)


                                                                         YEAR ENDED DEC 31, 2000
                                                 ------------------------------------------------------------------------
                                                   REVENUES                   EXPENSES                    PROFIT
                                          -------------------------   ------------------------    -----------------------
MANAGED PRODUCTS                          (pound sterling)1,064,530   (pound sterling) (551,562)  (pound sterling)512,968
US INSTITUTIONAL                                            193,311                    (147,929)                   45,382
INVESCO GLOBAL                                              321,923                    (231,917)                   90,006
INVESCO RETIREMENT                                           48,898                     (44,941)                    3,957
NEW BUSINESS EXPENSE                                             --                     (15,422)                  (15,422)
CORPORATE                                                        --                     (47,980)                  (47,980)
                                          -------------------------   -------------------------   -----------------------
                                                         1,628,662                   (1,039,751)                  588,911
GOODWILL AMORTIZATION                                           --                      (56,417)                  (56,417)
                                          -------------------------   -------------------------   -----------------------
                                          (pound sterling)1,628,662  (pound sterling)(1,096,168)  (pound sterling)532,494
                                          =========================  ==========================   =======================


                                                                         YEAR ENDED DEC 31, 1999
                                                 ------------------------------------------------------------------------
                                                   REVENUES                   EXPENSES                    PROFIT
                                          -------------------------   ------------------------    -----------------------
MANAGED PRODUCTS                          (pound sterling)  644,814    (pound sterling)(356,912)  (pound sterling)287,902
US INSTITUTIONAL                                            172,657                    (112,333)                   60,324
INVESCO GLOBAL                                              223,913                    (174,340)                   49,573
INVESCO RETIREMENT                                           30,966                     (33,906)                   (2,940)
NEW BUSINESS EXPENSE                                             --                     (11,840)                  (11,840)
CORPORATE                                                        --                     (30,306)                  (30,306)
                                          -------------------------   -------------------------    -----------------------
                                                          1,072,350                    (719,637)                   352,713
GOODWILL AMORTIZATION                                            --                     (36,754)                   (36,754)
                                          -------------------------   -------------------------    -----------------------
                                          (pound sterling)1,072,350    (pound sterling)(756,391)  (pound sterling) 315,959
                                          =========================   ==========================   =======================

                                     NOTES

1.   Acquisitions

     The Company completed its acquisition of Trimark Financial Corporation on August 1, 2000. The combination has been accounted for as an acquisition, and the results of Trimark have been included from August 1, 2000. The consideration for this acquisition amounted to (pound sterling)1.2 billion, including transaction costs, and was satisfied by the payment of (pound sterling)332 million in cash and the issuance of 26.4 million ordinary shares or shares exchangeable for ordinary shares, and (pound sterling)574 million in Equity Subordinated Debentures ("ESDs"). An amount of (pound sterling)20.3 million ((pound sterling)11.4 million after tax) has been charged to the Group profit and loss account as an exceptional item in respect of costs incurred in reorganizing, restructuring and integrating the acquisition. Costs include staff retention payments and expenses associated with combining systems and other business processes.

     The Company also acquired Perpetual plc. This acquisition was recorded as of December 31, 2000 and was valued at (pound sterling)1.0 billion, including transaction costs, and was satisfied by the issuance of 60.1 million ordinary shares each in the Company, (pound sterling)128.9 million in Loan Notes, and (pound sterling)171.4 million in cash. The combination has been accounted for as an acquisition. The results of Perpetual will be included from January 1, 2001.

     An amount of (pound sterling)23.5 million has been charged to the Group profit and loss account as an exceptional item in respect of costs incurred in reorganizing, restructuring and integrating the acquisition. Costs include staff retention payments and expenses associated with combining systems and other business processes.


2. The taxation charge is primarily made up from overseas taxation. After adjusting for the amortization of goodwill and the exceptional item, the effective tax rate for 2000 and 1999 was 31.9%.

3. The Directors consider that profit before goodwill amortization and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.



                                                                               2000
                                                   -------------------------------------------------------------
                                                       PROFIT BEFORE
                                                         GOODWILL               AVERAGE
                                                      AMORTIZATION &           NUMBER OF
                                                     EXCEPTIONAL ITEM           SHARES              PER SHARE
                                                    (pound sterling)'000         '000                AMOUNT
                                                   ---------------------- --------------------  ----------------
     BASIC EARNINGS PER SHARE                                    377,584              678,006             55.7P
                                                                                                ================
     ISSUANCE OF OPTIONS                                              --               33,763
     CONVERSION OF EQUITY SUBORDINATED
        DEBENTURES                                                 4,093                8,997
                                                   ---------------------- --------------------  ----------------
     DILUTED EARNINGS PER SHARE                                  381,677              720,766             53.0P
                                                   ====================== ====================  ================

                                                                               1999
                                                   -------------------------------------------------------------
                                                       PROFIT BEFORE            AVERAGE
                                                         GOODWILL              NUMBER OF
                                                       AMORTIZATION             SHARES               PER SHARE
                                                    (pound sterling)'000         '000                 AMOUNT
                                                   ---------------------- --------------------  ----------------
     BASIC EARNINGS PER SHARE                                    217,786              639,636             34.0P
                                                                                                ================
     ISSUANCE OF OPTIONS                                              --               27,271
                                                   ---------------------- --------------------  ----------------
     DILUTED EARNINGS PER SHARE                                  217,786              666,907             32.7P
                                                   ====================== ====================  ================


     Number of shares outstanding at December 31, 2000 (in thousands):

     ORDINARY SHARES                                                  771,038
     EXCHANGEABLE SHARES                                               43,559
     LESS:  ESOT SHARES                                               (17,712)
                                                                   ----------
     SHARES OUTSTANDING                                               796,885

     SHARES RESERVED FOR:
          OPTIONS                                                      79,374
          ESD'S                                                         6,181
                                                                   ----------
     TOTAL SHARES                                                     882,440
                                                                   ==========


4.   Dividends for 2000 and 1999 were as follows:


                                                                                2000                    1999
                                                                        (pound sterling)'000     (pound sterling)'000
                                                                        --------------------     --------------------
     INTERIM PAID: 4.0P PER SHARE (1999: 3.5P)                                        28,014                   22,700
     FINAL PROPOSED: 6.0P PER SHARE (1999: 5.5P)                                      47,813                   35,544
                                                                        --------------------     --------------------
                                                                                      75,827                   58,244
                                                                        ====================     ====================

Subject to shareholders' approval at the Annual General Meeting in April 2001, the final dividend in respect of 2000 will be paid on May 3, 2001 to shareholders on the register at the close of business on March 30, 2001. The ex-dividend date for the final dividend will be March 28, 2001.

5. The financial information set out above does not constitute the Company's statutory accounts for the years ended December 31, 2000 or 1999. Statutory accounts for 1999 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237
     (2) or (3) of the Companies Act 1985.


                                     page9

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)


                                                             MANAGED PRODUCTS
                                            ---------------------------------------------
                             TOTAL                  AIM                  INVESCO                US INST                GLOBAL
                    ----------------------  ----------------------  --------------------  -------------------  -------------------
DEC 31, 1999                       $ 357.4                $ 165.3                $  34.4              $ 100.5              $  57.2
MARKET GAINS/(LOSS)                  (32.8)                 (19.5)                  (5.5)                 0.6                 (8.4)
ACQUISITIONS:
   -TRIMARK                           16.7                   16.7                     --                   --                   --
   -PERPETUAL                         17.4                     --                     --                   --                 17.4
NET NEW (LOST) BUSINESS               35.4                   20.4                   13.0                 (8.0)                10.0
CHANGE IN US MONEY
   MARKET FUNDS                       12.9                   10.9                    1.3                   --                  0.7
TRANSFERS                               --                     --                     --                  0.1                 (0.1)
FOREIGN CURRENCY                      (4.4)                  (0.6)                    --                   --                 (3.8)
                    ----------------------  ---------------------   --------------------- ------------------- --------------------
DEC 31, 2000                       $ 402.6                $ 193.2                $  43.2              $  93.2              $  73.0
                    ======================  =====================   ==================== ==================== ====================
DEC 31, 2000 +      (pound sterling) 270.2  (pound sterling)129.7   (pound sterling)29.0 (pound sterling)62.5 (pound sterling)49.0
                    ======================  =====================   ==================== ====================  ===================

+ Translated at $1.49 per (pound sterling)1.00.
Note: INVESCO Retirement has $27.6 billion in assets under administration as of December 31, 2000, compared to $23.6 billion as of December 31, 1999.

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                                            YEAR ENDED DEC 31,
                                                          ---------------------------------------------------
                                                                    2000                        1999
                                                          -----------------------     -----------------------
NET PROFIT UNDER UK GAAP                                  (pound sterling)288,530     (pound sterling)181,032
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING DIFFERENCES                                (65,451)                   (76,380)
        TAXATION                                                          (45,127)                   (14,578)
        OTHER                                                               2,758                     (2,040)
                                                          -----------------------     ----------------------
NET INCOME UNDER US GAAP                                  (pound sterling)180,710      (pound sterling)88,034
                                                          =======================     =======================
EARNINGS PER ORDINARY SHARE:
 ---BASIC                                                                     27P                         14P
 ---DILUTED                                                                   26P                         13P
                                                          =======================     =======================
EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEM AND GOODWILL
AMORTIZATION:
  --BASIC                                                                     52P                         29P
  --DILUTED                                                                   50P                         28P
                                                          =======================     =======================


                                                                 DEC 31, 2000               DEC 31, 1999
                                                          -------------------------   -----------------------

SHAREHOLDERS' FUNDS UNDER UK GAAP                       (pound sterling)2,103,080    (pound sterling)436,661
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING DIFFERENCES                              1,020,052                    993,765
        DEFERRED TAXATION                                                  10,665                        584
        TREASURY STOCK                                                   (168,292)                  (132,615)
        DIVIDENDS                                                          47,813                     35,544
        OTHER                                                               5,303                      3,373
                                                        -----------------------     ------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                      (pound sterling)3,018,621  (pound sterling)1,337,312
                                                        =========================   ========================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           ----------------------
                                                (Registrant)

Date  6th FEBRUARY 2001                    By /s/ MICHAEL S. PERMAN
                                              ---------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary